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To the Board of Directors and Stockholders of
Catellus Development Corporation

     We have reviewed the estimate of aggregate current value of the land and joint venture portfolio of Catellus Development Corporation (the Company) as of December 31, 1995. The land and joint venture interests valued at December 31, 1995 include approximately 855,170 acres of land and 8 joint ventures. These interests were valued subject to tenants' lease, but before debt.

     At December 31, 1994, we reviewed the estimate of aggregate current value of the total real estate holding of the Company. The property interests valued at December 31, 1994 included approximately 243 income producing buildings; 54 land lease positions; approximately 893,000 acres of undeveloped land; and 9 joint venture interests. These property interests were also valued subject to tenants' leases, but before debt.

     In order to comply with the Company's change in current value reporting, we have also reviewed an estimate of aggregate current value provided by the Company of the land and joint venture portfolio only as of December 31, 1994; which reflects the same assets valued at December 31, 1995.

     The aggregate current value of the land and joint venture interests, estimated by the Company as of December 31, 1995 and 1994, was $1,038,684,000 and $1,036,498,000, respectively. These totals represent the Company's estimate of the aggregate current value of the interests described above and assume that the individual assets are marketable and would be disposed of in an orderly manner, allowing a sufficient time period for exposure of each interest to potential purchasers. The current valuation of the portfolio has applied neither a premium nor a discount with regard to a bulk sale of the entire portfolio.

     Based upon our review, we concur with the Company's estimates of the aggregate current value of the portfolio. By this, we mean it is our opinion that the current value estimates by the Company are within ten percent (10%) of the aggregate value which we would estimate in a full and complete market value appraisal of the same interests. A variation of less than ten percent (10%) between appraisers implies substantial agreement as to the most probable current value of such property interests.

     The data used in our review were supplied to us in summary form by the Company. We have had complete and unrestricted access to all underlying documents. We have relied upon the Company's interpretation and summaries of leases, operating agreements, estimate of environmental remediation costs, etc. During 1994 and 1995, we physically inspected Company properties with combined individual current value estimates representing approximately 83% of the aggregate current value estimate.

     We certify that neither Landauer Associates, Inc. nor the undersigned have any present or prospective interest in the Company's properties, and we have no personal interest or bias with respect to the parties involved. To the best of our knowledge and belief, the facts upon which the analysis and conclusion were based are materially true and correct. No one other than the undersigned, assisted by members of our staff, performed the analysis and reached the conclusions resulting from the analyses, opinions, or conclusions in, or the use of, this review.

     This review has been prepared in conformity with the Code of Ethics and Standards of Professional Practice of the Appraisal Institute. As of the date of this letter, James C. Kafes has completed the requirement of the continuing education program of the Appraisal Institute.

Respectfully submitted,

Landauer Associates, Inc.
Real Estate Counselors



James C. Kafes, MAI, CRE                    John P. Brengelman
Managing Director                           Senior Vice President
New York, New York
March 12, 1996